Exhibit 12

Cytec Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change	$55.1	$69.4	$109.8	$113.9
Add:
Distributed income of associated companies	0.7	0.7	0.7	0.7
Amortization of capitalized interest	0.7	0.5	1.3	1.1
Fixed charges	12.6	11.7	24.5	23.6
Less:
Capitalized interest	(0.7)	(0.8)	(2.0)	(1.4)
Minority interest	(0.8)	(0.6)	(1.5)	(1.5)

Earnings as adjusted	$67.6	$80.9	$132.8	$136.4
Fixed charges:
Interest on indebtedness including amortized premiums, discount and deferred financing costs	$11.6	$10.3	$22.5	$20.8
Portion of rents representative of the interest factor	1.0	1.4	2.0	2.8

Fixed charges	$12.6	$11.7	$24.5	$23.6

Ratio of earnings to fixed charges	5.4	6.9	5.4	5.8